[Letterhead of Eversheds Sutherland (US) LLP]

September 15, 2017

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-202672) filed September 15, 2017

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 2 to the Company’s registration statement (the “Registration Statement”) on Form N-2 (File No. 333-202672), filed with the Commission on September 15, 2017 (“Amendment No. 2”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 2 contains no material changes from the disclosure included in Pre-Effective Amendment No. 3 to the Registration Statement filed on January 11, 2017 and declared effective by the Commission on January 13, 2017 (the “Effective Date”), except for (i) revisions reflecting material developments relating to the Company since the Effective Date, and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended December 31, 2016, and unaudited financial statements and related financial data for the fiscal quarter ended June 30, 2017, in each case, together with disclosure relating thereto.

Dominic Minore, Esq.

September 15, 2017

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm

Vlad M. Bulkin